CONSENT OF QUALIFIED PERSON
I, Christopher Emerson, consent to the public filing by Pan American Silver Corp. of the technical report titled “Technical Report for the Shahuindo Mine, Cajabamba, Peru”, with an effective date of November 30, 2022.

Dated this 19th day of December, 2022.
/s/ “Christopher Emerson”
Christopher Emerson, FAusIMM